OffGridBox, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 4008-Analysis Checking (new)	4,361.02
1010 Brex Cash Account - Primary Cash Account (0230) - 7	766.04
1020 PayPal Bank	0.00
Total Bank Accounts	**$5,127.06**
Accounts Receivable	
1100 Accounts Receivable (A/R) - USD	-18,973.20
1110 Accounts Receivable (A/R) - EUR	0.00
Total Accounts Receivable	**$ -18,973.20**
Other Current Assets	
1210 Loan to Others	
1210.1 Loan to OGB Rwanda	319,493.96
1210.2 Loan to DAVIDE BONSIGNORE EUR	5,448.21
Total 1210 Loan to Others	**324,942.17**
1260 Undeposited Funds	0.00
Total Other Current Assets	**$324,942.17**
Total Current Assets	**$311,096.03**
Fixed Assets	
1300 Inventory Asset	0.00
1310 LONG TERM TANGIBLE ASSETS (OffGridBoxes)	0.00
1340 Machinery	0.00
1370 Accumulated Depreciation	0.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$311,096.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P) - USD	40,345.70
2010 Accounts Payable (A/P) - EUR	22,383.88
Total Accounts Payable	**$62,729.58**
Credit Cards	
1030 Brex Card Account	0.00
Credit Card (deleted)	136.55

OffGridBox, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$136.55**
Other Current Liabilities	
2200 Salaries Payable	0.00
2200.1 Bas Berends	22,374.97
2200.2 Davide Bonsignore	11,385.98
2200.3 Emiliano Cecchini	18,557.73
2200.4 Jodie Wu	8,657.50
Total 2200 Salaries Payable	**60,976.18**
2300 Short Term Loan	
2300.1 Short Term Loan Jodie Wu	3,000.00
Total 2300 Short Term Loan	**3,000.00**
Total Other Current Liabilities	**$63,976.18**
Total Current Liabilities	**$126,842.31**
Long-Term Liabilities	
2500 Convertible Note	449,637.38
2500.1 Accrued Interest - Convertible Notes	150,395.21
2600 STICHTING DOEN	46,362.75
2600.1 Accrued Interest DOEN Loan	0.00
2700 Revenue Sharing Agreement	189,537.64
Total Long-Term Liabilities	**$835,932.98**
Total Liabilities	**$962,775.29**
Equity	
3010 Common Stock	100.00
3020 Retained Earnings	-679,804.35
3030 Techstars Equity	20,000.00
Net Income	8,025.09
Total Equity	**$ -651,679.26**
TOTAL LIABILITIES AND EQUITY	**$311,096.03**